Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: AmSurg Corp.

(Commission File No. 001-36531)

Subject Company: Team Health Holdings, Inc.

(Commission File No. 001-34583)

Forward-Looking Statements

Information set forth herein includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding AmSurg’s proposed business combination transaction with Team Health (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding AmSurg’s (and AmSurg’s and Team Health’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” and other similar expressions. Statements herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and service line growth of AmSurg (and the combined businesses of AmSurg and Team Health), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of AmSurg based upon currently available information.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from AmSurg’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which AmSurg is unable to predict or control, that may cause AmSurg’s actual results, performance or plans with respect to Team Health, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in AmSurg’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed transaction with Team Health include, but are not limited to, uncertainty as to whether AmSurg will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on AmSurg’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Team Health’s businesses and operations with AmSurg’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

In addition to the factors set forth above, other factors that may affect AmSurg’s plans, results or stock price including, but not limited to, the following risks: AmSurg may face challenges managing its physician services division as a new business and may not realize anticipated benefits; AmSurg may become subject to investigations by federal and state entities and unpredictable impacts of the Health Reform Law; AmSurg may not be able to successfully maintain effective internal controls over financial reporting; AmSurg may not be able to implement its business strategy, manage the growth in its business, and integrate acquired businesses; AmSurg’s substantial indebtedness and restrictions in its debt instruments could adversely affect its business or its ability to implement its growth strategy, or limit its ability to react to changes in the economy or its industry; AmSurg may not generate sufficient cash to service its indebtedness; regulatory changes may obligate AmSurg to buy out interests of physicians who are minority owners of its surgery centers; AmSurg may not be able to successfully maintain its information systems and processes, implement new systems and processes, and maintain the security of those systems and processes; AmSurg may be subject to litigation and investigations and liability claims for damages and other expenses not covered by insurance; AmSurg may be required to write-off a portion of its intangible assets; payments from third-party payors, including government healthcare programs, may decrease or not increase as AmSurg’s costs increase; there may be adverse developments affecting the medical practices of AmSurg’s physician partners; AmSurg may not be able to maintain favorable relations with its physician partners; AmSurg may not be able to grow its ambulatory services revenue by increasing procedure volume while maintaining operating margins and profitability at its existing surgery centers; AmSurg may not be able to compete for physician partners, managed care contracts, patients and strategic relationships; adverse weather and other factors beyond AmSurg’s control may affect its business; AmSurg may be adversely impacted by changes in patient volume and patient mix; several client relationships generate a significant portion of AmSurg’s physician services revenues; AmSurg’s physician services contracts may be cancelled or not renewed or AmSurg may not be able to enter into additional contracts under terms acceptable to it; reimbursement rates, revenue and profit margin under AmSurg’s fee-for-service physician services payor contracts may decrease; AmSurg may not be able to timely or accurately bill its services; AmSurg may not be able to enroll its physician services providers in the Medicare and Medicaid programs on a timely basis; AmSurg’s strategic partnerships with healthcare providers may not be successful; AmSurg may not be able to successfully recruit and retain physicians, nurses and other clinical providers; AmSurg may not be able to accurately assess the costs it will incur under new contracts; AmSurg’s margins may be negatively impacted by cross-selling to existing clients or selling bundled services to new clients; AmSurg may not be able to enforce non-compete agreements with its physicians and other clinical employees in some jurisdictions; there may be unfavorable changes in regulatory, economic and other conditions in the states where AmSurg operates; legislative or regulatory action may make AmSurg’s captive insurance company arrangement less feasible or otherwise reduce its profitability; AmSurg’s reserves with respect to its losses covered under its insurance programs may not be sufficient; and the other risk factors are described in AmSurg’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by other filings with the SEC. Consequently, actual results, performance or developments may differ materially from the forward-looking statements included above. AmSurg disclaims any intent or obligation to update these forward-looking statements.

Additional Information

The information set forth herein is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, AmSurg may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with Team Health. AmSurg and Team Health shareholders should read those filings, and any other filings made by AmSurg with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, as well as AmSurg’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at AmSurg’s website at www.amsurg.com.

CORPORATE PARTICIPANTS

Chris Holden AmSurg Corp - President and CEO

Claire Gulmi AmSurg Corp - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Whit Mayo Robert W. Baird & Company, Inc. - Analyst

Kevin Ellich Piper Jaffray & Co. - Analyst

Brian Tanquilut Jefferies & Co. - Analyst

Matthew Borsch Goldman Sachs - Analyst

Yale Levin Cantor Fitzgerald - Analyst

Josh Raskin Barclays Capital - Analyst

A.J. Rice UBS - Analyst

John Ransom Raymond James & Associates, Inc. - Analyst

PRESENTATION

Operator

Good morning, everyone, and welcome to the AmSurg conference call. As a reminder, today’s call is being recorded and a replay will be available starting today through October 26, 2015. The number for the replay is 719-457-0820, and the code is 7964659.

Certain statements in the conference call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect management expectations and are based upon currently available information. These forward-looking statements involve known and unknown risks. Uncertainties and other factors that may cause actual results, performance or achievements of AmSurg to differ materially from those that are expressed in or implied by the forward-looking statements.

This conference call is not constitute any offer to purchase or a solicitation of any offer to sell any securities. Certain statements in the conference call constitute forward-looking statements within the meaning of the US Securities laws and involve known and unknown risks, uncertainties, and other factors that may cause AmSurg’s plans with respect to the proposed transaction with TeamHealth, actual results or performance to differ materially from those that are expressed in or implied by the forward-looking statements. AmSurg’s forward-looking statements policy can be found on page 2 of the presentation and AmSurg filings with the Securities and Exchange Commission.

At this time, for opening remarks I would like to turn the conference call over to Chris Holden, President and Chief Executive Officer. Please go ahead, Sir.

Chris Holden - AmSurg Corp - President and CEO

Thank you, Augusta. Good morning, everyone, and thank you for joining us today on such short notice. Joining me is Claire Gulmi, Executive Vice President and Chief Financial Officer. So, as you know by now, we are here to discuss our proposal to combine AmSurg and TeamHealth. As the operator mentioned, we have posted an investor deck on our website which you can find on our investor relations tab. The slides are also available on SEC.gov. We will use this investor deck as a template for our remarks, after which time we will open the call for your questions.

Before we get into the slides, let me provide some relevant color on how we arrived at this point. The AmSurg Board of Directors has engaged in a deep dive strategic review of the physician services space since well before our acquisition of Sheridan. Our analysis identified three key issues. First, we believe that the pace of consolidation in healthcare sector is accelerating. The pending consolidation in the payer sector is a prime example. The combination of TeamHealth and IPC is yet another example.

Second, we concluded that the market demands but currently lacks a comprehensive national scaled platform physician services company. Third, we believe physicians are seeking a platform that offers them a voice in this rapidly consolidating market.

We considered a number of pathways to solve for these three issues. At our last Board retreat in early September we concluded that amongst the possibilities, combining with TeamHealth would be the most compelling solution. It would generate true first mover advantage and reshape the landscape of the space.

In late September we reached out to TeamHealth to present our thoughts on a possible combination. Our initial proposal was rejected. However as part of this first-round discussions we learned more about the pending IPC transaction and identified a significant opportunity to create a more efficient financing strategy for our combined companies. We proposed the financing solution in a formal written proposal on October 12 and were again rejected on the basis of timing around the IPC transaction. In short, TeamHealth asked why now and we responded why wait.

We respectfully disagree with TeamHealth and believe the time to act is now. There’s both a strategic imperative and a practical consideration here.

The financing issue simply adds a sense of urgency and the need for transparency in the situation. Waiting creates a suboptimal capital structure should we choose to combine in the near-term. We assert there’s a short window of time to encourage TeamHealth to reconsider their approach.

Shifting to slide 1, we believe this combination is transformational to TeamHealth and AmSurg as well as the broader physician services space. It will be the most differentiated and complete suite of solutions available to health systems to support the development of integrated networks. It includes market leadership positions in anesthesia, emergency services, hospitalists, radiology, and neonatology along with ambulatory surgery. It will be supported by approximately 20,000 clinicians providing service in 48 states. The combined company would be the fifth largest publicly traded healthcare services company.

For the shareholders of TeamHealth and AmSurg, we believe this translates into immediate accretion and accelerated growth. The combined company also generates strong cash flow to execute on the M&A pipeline and support rapid deleveraging. It dramatically diversifies the combined company. No service line would contribute more than 40% of the revenue to the combined entity. It also reduces the relative risk of the pending IPC transaction. The hospitalist service line is reduced to 20% of the company’s revenues and is less than 10% of the combined EBITDA.

All of this transformation is supported by a management team that has a demonstrated track record of delivering top-quality performance for investors. This is a financially compelling transaction with approximately $7 billion in pro forma revenue, $1.1 billion in EBITDA, and more than $450 million in free cash flow. The transaction will be immediately accretive to earnings by greater than $0.35 per share, assuming base case run rate synergies of $200 million. AmSurg and TeamHealth shareholders will participate equally in the upside as 50/50 owners of the clear market leader in outsource physician services and ambulatory surgery.

For TeamHealth shareholders specifically, this is a very unique and attractive opportunity. It’s an equal partnership with a significant 36% premium to their current share price and a multiple of 15.2 times 2016 estimated EBITDA. The proposal values TeamHealth at $71.47 per share, which is above its all-time high share price. Inclusive of the value from their share of synergies we believe this offer supports values to TeamHealth shareholders in excess of $80 per share. The cash consideration alone is equal to 22% of TeamHealth’s current market cap.

Our team here at AmSurg has a proven track record of transformational combinations with Sheridan being a prime example. Since closing the Sheridan transaction, the Company has exceeded projected financial metrics and created tremendous value for our shareholders. We plan to use the Sheridan merger as a road map for our proposed partnership with TeamHealth.

The combination of our two companies will allow us to create shareholder value more rapidly than either AmSurg or TeamHealth could possibly do on its own. To be clear, we are fully supportive of TeamHealth’s acquisition of IPC and have full confidence in their ability to integrate that company.

Similar to TeamHealth, Sheridan was in the process of a significant integration of its own when we combined our companies, but it did not hinder our ability to execute that transaction and integrate Sheridan effectively with AmSurg. We have confidence in our ability to replicate that success with TeamHealth.

We believe it is important for the shareholders to consider that we have the ability to optimize the financing for the AmSurg/TeamHealth and TeamHealth/IPC transactions which could decrease aggregate financing prepayment penalties by $100 million to $150 million. This underscores the importance of TeamHealth’s Board coming to the table promptly to consummate a transformational merger for both company shareholders before the breakage costs of their own financings go into effect. We have assurances from our bankers at JPMorgan that they are prepared to arrive pre-payable financing that covers both transactions.

Moving to slide 2, there’s additional detail on the terms of the proposed transaction. I’ve already addressed many of the key metrics on this page, so I’ll touch briefly on a few of the socialization issues. It is our proposal that the combined company assume the TeamHealth name while the AmSurg and Sheridan operations retain their respective brands under the TeamHealth umbrella.

We will form a blended management team selected from the greatest talent and experience across both companies. The combined company will be based in Nashville, Tennessee, with a significant presence in Knoxville, Tennessee, and Sunrise, Florida. Board representation will be discussed once we reopen constructive dialogue with TeamHealth.

And most importantly, we believe AmSurg and TeamHealth share very similar cultures. We share a commitment to quality and physician centricity. We value our employees and operate with the highest ethical standards. We believe our cultural affinity and depth of leadership will result in a friendly combination and position us for the long term.

Slide 3 highlights the impact of consolidation and scale in the healthcare marketplace today. The physician services sector is early stage in that process. No true winner has emerged from the pack. We believe this combination creates the first winning combination. When you consider the size of the current players against the vast size and fragmentation in the space, you get a true sense of the opportunity and the value of market leadership.

Slide 4 outlines our investment thesis for the combination. We will provide additional proof points in our remaining comments. The real issue is why wait. We see no compelling reason to delay this opportunity to create substantial value for both company shareholders.

And while our conversations with TeamHealth did not result in agreed-upon transaction when we spoke in September, we think TeamHealth shareholders have a right to review our proposal and share their feedback with TeamHealth’s Board of Directors. We believe the shareholders will share our enthusiasm for this transformational combination. We hope to sit down with TeamHealth’s Board to consummate this transaction on a friendly basis as soon as possible. So, with that overview, I’ll turn the call over to Claire and go through the proposed transaction summary. Claire.

Claire Gulmi - AmSurg Corp - EVP and CFO

Thanks, Chris, and good morning, everyone. To quickly run through the transaction terms, we are proposing a stock and cash merger at it fixed exchange ratio of 0.768 AmSurg shares for each TeamHealth share. TeamHealth shareholders will also receive cash consideration equal to $11.49 per share. The proposal, currently valued at $71.47 per TeamHealth share, represents a premium of 36% to TeamHealth closing stock price on October 19.

From a capital structure perspective, the cash consideration will be funded via new loans and bonds with an approximate closing net leverage of 5.1 times, which we would expect to reduce to 4.2 times by the end of year one. Subject to due diligence, we have estimated synergies of $200 million to $290 million, including $40 million to $60 million in synergies as announced by TeamHealth in their acquisition of IPC. A vote will be required by both company shareholders to approve the merger along the receipt of regulatory approvals and customary closing conditions. Assuming TeamHealth engages promptly, we believe that this transaction would close in Q1 of 2016.

Turning to slide 5 you can see how the combined company would measure up against some of our larger competitors. As illustrated in the graphic, we would have best-in-class capabilities across nearly all clinical service offerings and greater revenue and a larger physician network than either Envision or Mednax.

On the next page, slide 6, you can see why we’re also excited about the risk profile of the combined company. Given our respective contributions across revenue, EBITDA, the number of states in which we operate, and the number of facilities and clinicians in our networks, we believe that we will have unparalleled national reach and diversification. While we are believers in the value creation potential of the combination, simply adding the market caps of our two companies today would springboard us to the fifth largest publicly traded health care services provider.

On slide 7 you will see some of the key statistics of the deal. While the numbers down the left half the page illustrate the snapshot of how sizable the combined company will be, the right half of the slide shows some of the key drivers of near-term value. The transaction is expected to deliver accretion through 2016 of greater than $0.35 per share, assuming full run rate synergy. Also, we believe the combination enhances the growth opportunities of both companies with pro forma growth over the next two years of 23%. The combined company quickly de-levers which enables us to continue to execute on a combined M&A pipeline.

On slide 8 you can see our description of the forces of synergies expected in the combination. In addition to the $60 million that team announced in connection with its acquisition of IPC, our base case is expected to generate $140 million of incremental synergies split roughly 50/50 between cost and revenue. These estimates are clearly identified in proportionally in line with the synergies we outlined in the transaction with Sheridan. We’re confident in our ability to achieve these stated targets.

As you can see on page 9, we believe that this transaction offers immediate and concrete strategic and financial value and better positions the company for value-based payments, bundling, and risk-sharing arrangements. While we have not incorporated any specific upside from BPCI or other value-based payment initiatives, we do believe that the combined company will have a collection of capabilities that is uniquely positioned for evolving payment models.

On the following page you can see AmSurg’s strong track record of shareholder value creation and exceeding expectations. Our share price has increased 82% since May 28, 2014, the day prior to our announcement of the Sheridan acquisition, and we have increased our 2015 EBITDA and EPS guidance by 6.5% and 8.5% respectively from our original 2015 guidance.

The strong third-quarter results we previewed today, which were 11% higher than street consensus, further demonstrates our strong financial performance and we plan to adjust guidance accordingly as part of our third-quarter call. We have a proven track record of growing our business organically and through acquisitions, and we look forward to continuing that trend with TeamHealth. With that, I’ll turn the call back over to Chris.

Chris Holden - AmSurg Corp - President and CEO

Thanks, Clarie. On slide 11, we reiterate the various components of value that we believe this transaction provides to the TeamHealth shareholders and the share of incremental synergies support pro forma values for Team shareholders in excess of $80 per share.

On slide 12, you can see an outline of our vision for the combined company. The Company will offer a full suite of solutions positioned to be the partner of choice for health systems. It’s aligned with the future and best position to enable providers to move towards value-based payments and coordinated care across the continuum. It has tremendous scale and almost any metric with significant [run way] for growth in each segment. The combination is truly transformational for our clients, physicians, and shareholders.

On slide 13, to recap, we believe this transaction is strategically and financially compelling. We look forward to engaging with the TeamHealth shareholders and would encourage them to express their opinion to the Board and management of TeamHealth.

In closing, we are committed to consummating this transaction and believe that now is the right time. We have tremendous respect for TeamHealth. We are prepared to engage with TeamHealth’s Board of Directors to reach a friendly transaction immediately. This is a bold vision for the future and we believe the shareholders have the right to weigh in.

With that, I’d like to open the call to questions. Augusta.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Whit Mayo of Robert Baird.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Thanks. I guess first I wanted to just kind of walk through the strategy here and, Chris, think about like the downside and engaging in an unfriendly manner at least initially and the strategy has had sort of mixed views within the industry, and I guess I’m just trying to reconcile in my head what risks there are going down this path with physicians and hospital relationships?

Chris Holden - AmSurg Corp - President and CEO

Well, the good news is these two companies really have limited overlap in their current configuration today, so it has very limited channel conflict, very limited geographic overlap, so very positive as we think about the regulatory risks, think about the channel conflict risks. We think that’s an advantage we have over other combinations, I think more on the positives with — it really cobbles together the best-in-breed in nearly every vertical and it couples with that the benefits of the ambulatory surgery platform which is very unique to our combination and no other combination would be able to provide that, and when you think about the suite of solutions and solving for the issues of healthcare of the health system partners, we think we’d be very uniquely positioned.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Okay. I guess just wanted to focus more on the financing opportunity here. So, can you just elaborate a little bit more on the financing savings by combining these two deals together, and if you can’t structure this transaction in the way that you envision it, does that preclude you from proceeding further? I guess what I’m trying to figure out is if you can’t structure the deal the way that you’d like, is that a deal breaker?

Claire Gulmi - AmSurg Corp - EVP and CFO

I don’t think it’s a deal breaker, Whit, but I think it adds substantial cost to the transaction and that’s what we’re trying to avoid.

Chris Holden - AmSurg Corp - President and CEO

It seems unnecessary to us. There’s a strategic imperative to do this. It’s just about timing. We need to rethink that position because it’s too significant here. It’s not de minimis to take advantage of the opportunity to prepare.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Okay. Maybe my last question here. The 10.9 times purchase price on 2016, I think I heard the synergy number four IPC, the $60 million, but can you break down what you’re assuming for teams sort of base business, the IPC EBITDA, and just confirm the synergies? I guess I’m just trying to kind of bridge together all the different components to reconcile our view on the earnings stream.

Claire Gulmi - AmSurg Corp - EVP and CFO

Okay. Let me be sure I’ve got the question, Whit. So, if you look at consensus EBITDA for 2015, Team is at $385 million, IPC is at $71 million, and if you look at the mid point of our guidance it’s $491 million, so that adds up to about $948 million of EBITDA plus $200 million of synergies.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Is that for 2015?

Claire Gulmi - AmSurg Corp - EVP and CFO

No, that’s just a pro forma basis.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

For 2016?

Claire Gulmi - AmSurg Corp - EVP and CFO

Right.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Okay. And then for the synergies, you are assuming $60 million?

Claire Gulmi - AmSurg Corp - EVP and CFO

We’re assuming $60 million the team has already announced with the IPC transaction, and then on top of that with a combination of Team and AmSurg another $140 million split evenly between cost and revenue.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Okay. And any view on BPCI and the opportunity in 2016?

Claire Gulmi - AmSurg Corp - EVP and CFO

We did not put anything in our model related to that, but we can certainly consider it an opportunity.

Whit Mayo - Robert W. Baird & Company, Inc. - Analyst

Perfect. Thanks.

Operator

Kevin Ellich of Piper Jaffray.

Kevin Ellich - Piper Jaffray & Co. - Analyst

Good morning. Thanks for taking the questions. I guess, Chris, you said you guys have minimal channel conflict or limited overlap today, I guess. Have you looked at and could you tell us what is the facility overlap that you have with TeamHealth right now?

Chris Holden - AmSurg Corp - President and CEO

It’s probably less than 10% of the total platform.

Kevin Ellich - Piper Jaffray & Co. - Analyst

Okay. Got it. Got it. And then kind of more high level. Do you expect — do you think other guys are going to jump in on this? Do you expect to see some competing bids here and what do you think it will take to get the deal done?

Chris Holden - AmSurg Corp - President and CEO

I can’t speak for what the competition is going to do. I know that we are completely focused and ready and willing to engage with teams in order to move forward to get this combination put together.

Kevin Ellich - Piper Jaffray & Co. - Analyst

Okay. And then if you were to get the deal done, would you expect divestitures and in your synergy guidance have you assumed any physician attrition or do you expect to see any?

Chris Holden - AmSurg Corp - President and CEO

We did not bake in a great deal of channel conflict or dyssynergy in the combination. We felt like our estimates were reasonable in what we could accomplish based on the platforms — the dynamics of both platforms.

Kevin Ellich - Piper Jaffray & Co. - Analyst

Sure. Okay. Understood. And then in the strategic rationale you definitely call out the value-based — the move to value-based reimbursement, BPCI. Just wondering, do you see a lot of value in IPC and would it have made more sense for you guys to just go after IPC as a standalone versus the combined entity or do you see more value in the overall combination?

Chris Holden - AmSurg Corp - President and CEO

Actually we had met with IPC. We told them we didn’t think that was the right next move for our evolution given the size of our ED platform. We felt like they would end up with either Team or Envision and we were very supportive of the transaction. In fact, I called Lynn and Mike after the announcement to congratulate them on that.

Kevin Ellich - Piper Jaffray & Co. - Analyst

Got it, got it. And then, Claire, just wondering. What do you think we should use as we run our models for cost of financing in terms of interest expense on any debt I guess? Is that how we should think about it? Would it be debt or would you look at other options as well?

Claire Gulmi - AmSurg Corp - EVP and CFO

We would consider doing — and when we modeled this consider doing an equity offering prior to the closing to try to keep our leverage down and we — with the combination of some secured debt which would be similar in pricing to what we have today, LIBOR plus 300, 325, and then some bonds and we think the market is around 6% now at this size of company.

Kevin Ellich - Piper Jaffray & Co. - Analyst

Got it. Any thought between the split between equity and the debt mixture for the financing component?

Claire Gulmi - AmSurg Corp - EVP and CFO

We modeled about $500 million in equity and then we would have net new debt of about $600 million.

Kevin Ellich - Piper Jaffray & Co. - Analyst

Okay, great. Very helpful. Thanks again, guys.

Operator

Brian Tanquilut of Jefferies.

Brian Tanquilut - Jefferies & Co. - Analyst

Good morning, guys. Claire, just a first question for you. As we think about the synergies that you’ve outlined for the financing side, if you don’t mind just giving us details on how exactly you get to that number, that $150 million?

Claire Gulmi - AmSurg Corp - EVP and CFO

The $150 million — oh, the prepayment penalties on their debt? Yes, we look at it as about a 20% prepayment penalty in placing that and I want to be sure I’m clear because I don’t think I made this clear in my earlier comments. In our modeling and with the accretion that we talk about, we are assuming that those payments are made. So, this would just be additional value and creation if we don’t have those costs in this merger.

Brian Tanquilut - Jefferies & Co. - Analyst

Okay, got it. And then, Chris, just from a strategic perspective. You have a lot of acquisition opportunities in front of you. You had your shot at an ER operator earlier in the year and there are anesthesiology practices out there. So, going back to your point on why now. Why go big when there are other opportunities out there?

And then I guess the second part of my question is worst-case scenario, assuming that they dig their heels and decide not to sell, what does that leave you strategically and what do you have to do to go down the path where you want to be in a year to three years?

Chris Holden - AmSurg Corp - President and CEO

Yes, I think take the second question first. We’re — this is — we’re 100% committed to working with Team to try to make this happen first and foremost. If it were not to happen, we are still confident in our strategic plan. We feel like we will continue to be successful. Strong plan B, if you will.

That said, I would re-state my point that I made in the presentation. I don’t believe either company can grow at the pace primarily because of the first mover advantage and the position that you gain in nearly every vertical here, and even though we achieved those marquee positions, there is still tremendous runway in each of those verticals to continue to grow.

And the physicians will also appreciate the size and scale and the depth of expertise across each of the verticals. We think that will help the story. It will be catalytic to organic growth as we earn brand-name recognition inside the healthcare system, so we think there are a litany of reasons why this is transformational catalytic to the organic and M&A growth of the company.

Brian Tanquilut - Jefferies & Co. - Analyst

Got it. Thank you.

Operator

Matthew Borsch of Goldman Sachs.

Matthew Borsch - Goldman Sachs - Analyst

Maybe you could just talk a little bit more about strategy. What I’m interested in, you referenced being an entity that represents in essence the physician as an alternative to I suppose the hospitals that are consolidating while the payers are consolidating. When you think about doing that, what tools will you be able to bring to the table as a combined entity for integrated delivery systems and that sort of thing, or am I thinking about the strategy in the wrong way?

Chris Holden - AmSurg Corp - President and CEO

No, you’re asking exactly the right question. As we evolve on a national basis to greater consolidation and a shift to more value-based purchasing, that puts a tremendous burden on the smaller micro businesses, so I’ll speak first to the physician. It’s just very difficult for those small physician groups to keep up with what’s necessary to provide the data and resources and performance management skills that are necessary to compete in really this new next level of healthcare provider. And that is the value proposition that we offer. We give the physicians the feeling and experience of a group coupled with that best practice infrastructure support to let them to continue to do what they do in this more complex world.

On the health system side, they suffer today from a high degree of fragmentation as that care is provided by really a micro business environment. This allows more standardization, the ability to upgrade the level of service and deliverables you can use to prove out your value proposition and help them prove out theirs.

You couple that with another pain point they often have is that they’re under weighted in ambulatory services or they’re under weighted in physician supply, or many times they are struggling with quality of care. Those are all pain points that we can resolve through this suite of solutions.

And again what we would put together here would be unique amongst any combination that could be provided by any other combination in the market. So we think about it in those two levels and even at the payer level the ability to upgrade, the ability to prove out the value proposition, that’s important to the health plans and it would also enhance what they can deliver to their beneficiaries.

Matthew Borsch - Goldman Sachs - Analyst

Great. Thank you for all that. Maybe on a — just one more question on a much more tactical level. The delta between $200 million and $290 million on synergies, what is — is there anything you can say about that incremental $90? Is that also 50/50 cost revenue or is that more revenue to the extent that’s an opportunity, is it more revenue driven?

Claire Gulmi - AmSurg Corp - EVP and CFO

I would say the opportunity is in revenue. I think we tried to be very conservative in estimating what the revenue synergies are and I think there is certainly opportunity there.

Matthew Borsch - Goldman Sachs - Analyst

Okay. Thank you, Claire.

Operator

[Yale Levin] with Cantor Fitzgerald.

Yale Levin - Cantor Fitzgerald - Analyst

Good morning. Thank you for taking my call. I heard you say you may consider issuing additional equity. Do you think you have more debt capacity of other opportunities were to arise concurrently?

Claire Gulmi - AmSurg Corp - EVP and CFO

I’m not quite sure I’m following the question.

Yale Levin - Cantor Fitzgerald - Analyst

The leverage ratio that you projected was a little over five times if your successful on closing this deal. I’m just curious if there are other opportunities as you alluded to in your letter to Team, would you be able to do those deals as well or would you have to issue equity?

Claire Gulmi - AmSurg Corp - EVP and CFO

We have in our modeling our pipeline, which is very robust at this time, which could be — we can use debt, we could opportunistically access the equity market, too. I think we have many options.

Chris Holden - AmSurg Corp - President and CEO

We have built the model on the assumption that we can handle the deal flow that exists in the current pipeline and also provided for significant additional opportunities.

Yale Levin - Cantor Fitzgerald - Analyst

Great. Is there a leverage ceiling that you have in your minds?

Claire Gulmi - AmSurg Corp - EVP and CFO

I think 5-1/2 times I think is where we would cap out, and that’s what we did with the Sheridan. We were able to quickly de-lever.

Operator

[Rashana Fellinger] of Barclays.

Josh Raskin - Barclays Capital - Analyst

Hi. It’s actually Josh Raskin here. So, a couple of quick questions. One, just on the $150 million, it sounds like you’re assuming that Team would close the IPC deal and then you’d have to pay the prepayment penalties. If that were not the case and you were able to negotiate before that deal closed, would that change the calculus on the price you’re willing to pay?

Chris Holden - AmSurg Corp - President and CEO

Well, as Claire mentioned, we built the model assuming we were going to have to pay those fees. As I’ve stated several times, we feel comfortable with the proposal as it is and again we look forward to engaging with Team to move forward on this transaction.

Josh Raskin - Barclays Capital - Analyst

Okay. That’s helpful, Chris. And then are you getting a sense — I’m just curious from your hospital customers on the physician side, are they sort of demanding bundles to include ED services and other physician staffing businesses? Is that what was the catalyst for this or is this just you guys think if you put these together that creates a better opportunity for cross sell?

Chris Holden - AmSurg Corp - President and CEO

We have — it’s a mix. We get a combination of the demand for the bundle but more often we get our long-term customers and new customers, partners asking us to try to expand our ability to provide those services organically. So we feel like that demand is out there.

It really comes down to trust. Once the health system trusts you with one service, they are more likely to trust you with perhaps a full suite of services and that’s the goal here, and that’s why the so much opportunity when you consider this a little overlap today in these two relatively large organizations. If we can grow additional service lines on existing relationships, that’s a tremendous pipeline.

Josh Raskin - Barclays Capital - Analyst

Okay. And then just lastly, it sounds like the quarter is coming in better than the consensus, or noticeably better. Is the beat on the physician services side or is that more on the ASC side?

Claire Gulmi - AmSurg Corp - EVP and CFO

It was both. We had strong same-contract and same-store growth in both lines of business.

Josh Raskin - Barclays Capital - Analyst

Okay. And then should we read into anything in terms of the underlying fundamentals as you’re looking at 2016 and you guys just did this big Sheridan deal. Should we think about our outlook from a financial perspective influencing your decision to make another transformational transaction?

Claire Gulmi - AmSurg Corp - EVP and CFO

Yes, I think that we’ve proven that we have done a really great job with the Sheridan integration and we have been pleased with the results in that space and the integration with our ambulatory services space and want to continue to grow the business and saw this as a real opportunity.

Chris Holden - AmSurg Corp - President and CEO

Yes, this is not an event-driven decision. We’ve made the decision as a Board over an extended period of deliberation to reach out and pursue this combination. We’re here today because we think there’s an immediate opportunity that shouldn’t be wasted, and we want to engage with Team before that opportunity is lost.

Josh Raskin - Barclays Capital - Analyst

Okay. That makes sense. Thanks, guys.

Operator

A.J. Rice of UBS.

A.J. Rice - UBS - Analyst

Hi, everybody. Thanks for taking the question. I have a couple quick ones, hopefully. First of all, just maybe going — one of the other people asked about the comment in your letter that both sides have other options. I was just curious taking it the other way. As you’re going public today because you had some perception that TeamHealth might be in the midst of pursuing something else and you want to get out there and have your voice heard?

Chris Holden - AmSurg Corp - President and CEO

We understand the realities of where we all stand today. We’re here today because we believe the combination and we really look to the shareholders to help us persuade TeamHealth to come back to the table because it’s the most compelling, strategic, and transformational combination available in the space, that’s what we’re trying to accomplish, A.J.

A.J. Rice - UBS - Analyst

Alright. Other question was obviously there was a little bit of back-and-forth before you went public. Is the proposal you’re going public with today your original proposal or have you upped that in the last month?

Chris Holden - AmSurg Corp - President and CEO

It’s the original. It’s consistent with the original proposal.

A.J. Rice - UBS - Analyst

Okay. And then just my final one. You commented and obviously Sheridan has gone very well for you, that you used the road map to integrate or to put (technical difficulty) together with AmSurg. Are there specific things that you learned or anything you’d highlight from the Sheridan experience that you think is particularly directly applicable, obviously comes very close business but I’m just curious if there’s something — what do you mean by the road map?

Chris Holden - AmSurg Corp - President and CEO

I don’t want to give away my entire play book, A.J., but I will tell you it begins with the leadership, identifying that leadership, empowering them, incentivizing them appropriately. Engaging and communicating with the workforce, making sure that you have a shared set of values and culture, and these cases it also begins with the fact that you start with best-in-breed organizations. That’s always a great place to start.

A.J. Rice - UBS - Analyst

Alright. Thanks a lot.

Operator

John Ransom with Raymond James.

John Ransom - Raymond James & Associates, Inc. - Analyst

Hi, good morning. A couple things. The $200 million in synergies, when would that be realized? I know you put out 2015 numbers. Is that a three-year target, a one-year target? I’m curious about that. I’m sorry if I missed that.

Claire Gulmi - AmSurg Corp - EVP and CFO

I think we think we can do that over two years.

John Ransom - Raymond James & Associates, Inc. - Analyst

Does that mean 2017, Claire? So close in 2016 and by 2017?

Claire Gulmi - AmSurg Corp - EVP and CFO

Right, two full — 24 months, right.

John Ransom - Raymond James & Associates, Inc. - Analyst

Okay. And the other thing I was curious about is just — I know you’ve gone over this twice. I am still struggling to understand $150 million in financing savings and how that relates to prepayment penalty. I know you’ve explained that, but I’m still confused. Thank you.

Claire Gulmi - AmSurg Corp - EVP and CFO

Team was putting some bonds in place to do the IPC transaction that would have substantial prepayment penalty.

John Ransom - Raymond James & Associates, Inc. - Analyst

Okay.

Claire Gulmi - AmSurg Corp - EVP and CFO

Does that clarify what we’re saying?

John Ransom - Raymond James & Associates, Inc. - Analyst

Meaning that those bonds would not have to be issued?

Claire Gulmi - AmSurg Corp - EVP and CFO

Right. We have arranged with JPMorgan to have pre-payable financing put in place instead.

John Ransom - Raymond James & Associates, Inc. - Analyst

So the financing savings, they don’t relate to the run rate interest expense of the combined companies?

Chris Holden - AmSurg Corp - President and CEO

No. We did not make an assumption about whether the Team IPC transaction would perhaps have less favorable overall financing terms than this combined entity might have.

John Ransom - Raymond James & Associates, Inc. - Analyst

Okay. That’s all I had. Thank you.

Operator

I’d like to turn the conference back to Chris Holden for any additional or closing remarks.

Chris Holden - AmSurg Corp - President and CEO

Thank you, Augusta. I’d like to thank everyone on the call for joining us this morning. Claire and I are available to answer any questions that you may have, and we hope you share our excitement for this transformative transaction and hope that the TeamHealth Board of Directors will proceed with focus and a sense of urgency to make this vision a reality. Thank you all.

Operator

Thank you. That does conclude today’s conference. Thank you for your participation.